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                                                                    EXHIBIT 3.4


                              AMENDMENTS TO BYLAWS

1.       ARTICLE II, SECTION 8

         The fourth sentence of Article II, Section 8 has been amended to read as follows:

                  "To be timely, a Shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation 120 or more days prior to the mailing date of the Corporation's proxy statement sent to Shareholders in connection with the previous year's annual meeting.

2.       ARTICLE III, SECTION 13

         The second sentence of Article III, Section 13 has been amended to read as follows:

                  "To be timely, a Shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation 120 or more days prior to the mailing date of the Corporation's proxy statement sent to Shareholders in connection with the previous year's annual meeting.